August 15, 2024

Via Edgar Transmission

Mr. Nasreen Mohammed/Mr. Doug Jones

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Re:	Thoughtful Media Group Inc. (the “Company”) Amendment No. 6 to Draft Registration Statement on Form S-1 Submitted July 19, 2024 CIK No. 0001991879

Dear Mr. Nasreen Mohammed/Mr. Doug Jones

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated August 7, 2024 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Draft Registration Statement on Form S-1 (the “Form S-1”).

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment.

Amendment No. 6 to Draft Registration Statement on Form S-1 submitted July 19, 2024

Prospectus Summary

Financial Highlights, page 3

1.	Please update your disclosure to highlight comparable aspects of your results of operations for the quarter ended March 31, 2024 and to disclose your working capital deficit and accumulated deficit as of a date more recent than December 31, 2022.

Response : The Company has revised page [3] of the Form S-1 in response to the Staff’s comment.

Relationship With and Separation From Society Pass, page 4

2.	Please provide additional information in this section regarding the "recapitalization with Society Pass" whereby Society Pass came to own 16,000,000 shares of your common stock, that was conducted in June and July 2024. Additionally, please explain in further detail how you came to own all of the assets and liabilities associated with the digital advertising business as a wholly-owned subsidiary of Society Pass. In this regard, we note your statement that the company "has not and will not pay any dividends to Society Pass or transfer any assets," but it is unclear whether there have been any reorganization transactions between Society Pass and Thoughtful Media to transfer assets and liabilities to you.

Response: The Company has revised page 4 of the Form S-1 in response to the Staff’s comment.

Risk Factors

Risks Related to Our Ownership Structure

Sales of substantial amounts of our Common Stock in the public markets..., page 29

3.	Please revise this risk factor to reflect that this registration statement will facilitate the sale of the resale shares in the public market by the selling stockholders and address any potential impacts to the market price of the common stock. Acknowledge, if true, that the conversion price of the shares underlying the convertible notes is expected to be lower than the offering price of common stock sold in the IPO and that the selling stockholders thus may accept a lower price for the resale shares. Please also revise the statement in this risk factor that lock-up arrangements will be "for a period of 90 days" for consistency with disclosure at pages 8 and 96 that the lock-up arrangements will be for 180 days.

Response: The Company has revised page 29 of the Form S-1 in response to the Staff’s comment.

Resale Prospectus Alternate Cover Page, page ALT

4.	Please clarify whether the selling stockholders will be permitted to sell shares pursuant to the resale prospectus prior to the consummation of the IPO and trading of your common stock on Nasdaq, as we note that disclosure regarding the selling stockholders selling at a fixed price has been removed from the resale cover page and risk factors section. If accurate that the selling stockholders will only be permitted to sell the resale shares after trading on Nasdaq has commenced, please revise to clearly state as much here and in the plan of distribution section, and remove the statement on page Alt-3 that the resale offering will occur "simultaneously" with the IPO.

Response: The Company has revised the cover page of the resale prospectus and page ALT-3 of the Form S-1 in response to the Staff’s comment.

Selling Stockholders, page ALT-3

5.	Revise to disclose the nature of any position, office, or other material relationship that any of the selling stockholders and/or the persons who have control over the selling stockholders has had with you or any of your predecessors or affiliates within the past three years. Refer to Item 507 of Regulation S-K. Additionally, revise to disclose the natural persons with voting and/or dispositive control over the shares held by Creative Vision Digital Limited and Grit Securities Limited.

Response: The Company has revised page ALT-3 of the Form S-1 in response to the Staff’s comment.

General

6.	Please confirm whether the convertible notes overlying the resale shares being registered have been issued to the selling stockholders, and if so, the date(s) on which they were issued. In this regard, you state on page 4 that, "The Convertible Notes offering will be completed no later than August 1, 2024," but on page Alt-3, you state, "On July 17, 2024, we issued the Convertible Notes to the Selling Stockholders..." Additionally, please revise throughout to provide consistent disclosure as to whether the notes will convert into shares of common stock automatically or at the election of the selling stockholders, and if the former, whether such automatic conversion will occur at the effectiveness of this registration statement or the consummation of the IPO. We note inconsistent disclosure on this topic at pages 4, 31, 87, Alt-3, Alt-4, and II-2.

Response: The Company has revised pages 4, 87, Alt-3 and II-2 of the Form S-1 in response to the Staff’s comment.

* * *

Please contact the undersigned at (1) 212-407-4971 if you have any questions with respect to the responses contained in this letter.

Sincerely,

/s/ Ted Paraskevas
Ted Paraskevas

Direct Dial: +1.212.407.4971
Email: tparaskevas@loeb.com